                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)
                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                                (Amendment No. 1)

                         WORLDGATE COMMUNICATIONS, INC.
                       (Name of Subject Company (Issuer))

                         WORLDGATE COMMUNICATIONS, INC.
                        (Name of Filing Person (Offeror))

                  Options under WorldGate Communications, Inc.
                              Amended and Restated
                       1996 Stock Option Plan to Purchase
                    Common Stock, Par Value $0.01 Per Share,
                  That Have an Exercise Price of $5.00 or More
                         (Title of Class of Securities)

                                   98156L-30-7
                     (CUSIP Number of Class of Securities--
                            Underlying Common Stock)

                              Randall J. Gort, Esq.
                  Vice President, General Counsel and Secretary
                         WorldGate Communications, Inc.
                               3190 Tremont Avenue
                           Trevose, Pennsylvania 19053
                                 (215) 354-5100

                                 With a copy to:

                              Walter J. Mostek, Jr.
                           Drinker Biddle & Reath LLP
                                    Suite 300
                              1000 Westlakes Drive
                              Berwyn, PA 19312-2409
                                 (610) 993-2200

                     (Name, Address, and Telephone of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)

                            Calculation of Filing Fee

------------------------------------------   -----------------------------------
         Transaction valuation*                      Amount of filing fee**
------------------------------------------   -----------------------------------
------------------------------------------   -----------------------------------
         $ 29,684,140                                   $561
------------------------------------------   -----------------------------------



* Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes that currently outstanding Eligible Options (as defined herein) to purchase 3,268,146 shares of common stock, valued at $9.09, are acquired by WorldGate Communications, Inc. pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate transaction value.

** Represents the incremental filing fee over the filing fee of $5,376 paid by registrant with its filing on June 25, 2001.



|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $ 5376                       Form or Registration No.: Schedule TO
         Filing Party: WorldGate Communications, Inc.         Date Filed: June 25, 2001

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|      third-party tender offer subject to Rule 14d-1.

|X|      issuer tender offer subject to Rule 13e-4.

|_|      going-private transaction subject to Rule 13e-3.

|_|      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 25, 2001 (the "Schedule TO") relating to the offer by WorldGate Communications, Inc. ("WorldGate") to exchange all outstanding options to purchase shares of WorldGate common stock held by its employees and directors granted under WorldGate's 1996 stock option plan having an exercise price of $5.00 or more per share for new options to purchase shares of WorldGate common stock upon the terms and subject to the conditions set forth in the WorldGate Communications, Inc., Employee Stock Option Exchange Offer, dated June 25, 2001 (the "Exchange Offer Memorandum"), a copy of which was attached as Exhibit (a)(1) to the Schedule TO, and in the related Letter to WorldGate Communications, Inc. Optionees, dated June 25, 2001 (the "Transmittal Letter"), a copy of which was attached thereto as Exhibit (a)(4).

ITEMS 1 and 4.

         The information incorporated by reference into Items 1 and 4 of the Schedule TO is amended and supplemented by changing all references in the Exchange Offer Memorandum to the expiration of the offer to indicate a scheduled expiration time of midnight (Philadelphia time) on July 23, 2001.

ITEM 2.

         The last sentence of paragraph (b) of Item 2 of the Schedule TO is amended in its entirety to read as follows:

         As of June 1, 2001, 3,268,146 shares of the Company's common stock were either subject to eligible options or were granted to eligible individuals in the six month period prior to July 23, 2001.

ITEM 4.

         The information incorporated by reference into Item 4 of the Schedule TO is amended as follows:

          1. The the third paragraph of the introduction to the Exchange Offer Memorandum is amended in its entirety to read as follows:

                  As of June 1, 2001, options to purchase 3,663,855 shares of our common stock were issued and outstanding under our 1996 stock option plan, as amended. Of these options, options to purchase 2,008,052 shares of our common stock had an exercise price of $5.00 or more and options to purchase 1,260,094 shares of our common stock had an exercise price of less than $5.00 and had been granted to eligible individuals within the six months preceding the expiration date of July 23, 2001. Thus, the total number shares of common stock issuable upon exercise of options we are offering to exchange is 3,268,146, representing approximately 12.2% of the total shares of our common stock outstanding as of June 1, 2001.

         2. The first paragraph of Section 14 (Extension, Termination, or Amendment of the Offer Prior to the Expiration Date (currently July 23, 2001)) is amended in its entirety to read as follows:

                  We may at any time and from time to time, extend the period of time during which the offer is open and delay accepting any options surrendered or exchanged by giving notice of the extension to the option holders by press release or other public announcement.

         3. A new paragraph is added after the first paragraph under the caption ACCEPTANCE OF OPTIONS FOR EXCHANGE AND ISSUANCE OF REPLACEMENT OPTIONS in
Section 4 (How to Accept the Exchange Offer; How to Change Your Mind During the Election Period) which reads in its entirety as follows:

                  Promptly after we accept the tendered options for exchange, we will deliver to each tendering option holder that has tendered his or her options for exchange a letter setting forth the number of shares subject to the options that we have accepted for exchange, the corresponding number of shares that will be subject to the replacement options and the expected grant date of the replacement options.

ITEMS 1 and 4.

         The information incorporated by reference into Items 1 and 4 of the Schedule TO is amended and supplemented by making the following changes to the information set forth under "Questions and Answers" in the Exchange Offer
Memorandum:

         1. The second and third sentences of Question 7 are amended in their entirety to read as follows:

                  We recently amended our stock option plan and also changed the option grant letters to be issued under our stock option plan. Under our stock option plan, options will be subject to forfeiture and all shares acquired upon the exercise of options will be subject to return to us upon the occurrence of certain events, see Q8.

         2. A new Question 8 is inserted and the remaining questions, and references to questions, are re-numbered accordingly. New Question 8 reads as follows:

                  Q8. WHY ARE THE REPLACEMENT OPTIONS SUBJECT TO FORFEITURE AND REPAYMENT OF GAINS ON THE EXERCISE OF AN OPTION AND ANY SALE OF SHARES RESULTING FROM THAT EXERCISE?

                  The replacement options are subject to forfeiture and all shares acquired upon the exercise of options will be subject to return to us to discourage employees from breaching their confidential information obligations to us or seeking employment with our competitors. This provision will apply to the replacement options and all additional options to be granted to employees under our stock option plan going forward. The replacement options and other options granted under our stock option plan will be subject to forfeiture and repayment obligations in the following events: (i) the option holder becomes an employee of any of our competitors or engages in any activity in competition with us without our express written consent,
         (ii) the option holder discloses any confidential information concerning us without our express written consent, or (iii) the option holder engages in any activity that would constitute grounds for termination of the employee's employment or service for "cause." If any of those events occur, the option holder (a) will forfeit any unexercised options issued under our stock option plan and
         (b) will be required to return to us a number of shares equal to the number of shares received upon the exercise of an option within the prior twelve-month period.

ITEMS 4 and 7.

         The information incorporated by reference into Items 4 and 7 of the Schedule TO is amended and supplemented by making the following changes in
Section 8 ("Sources and Amount of Consideration; Term of Replacement Options") of the Exchange Offer Memorandum:

          1. The number 2,008,052 in the first sentence of the second paragraph and the number 8.6% in the third sentence under the section captioned "CONSIDERATION" are changed to 3,268,146 and 12.2%, respectively

          2. The following section is added after the section captioned "VESTING AND EXERCISE:"

                  FORFEITURE. We recently amended our stock option plan and also changed the option grant letters to be issued with the option grants. Effective with these amendments all additional options to be issued to employees under our stock option plan, including the replacement options, will be subject to forfeiture of all unexercised options then held by the employee, and the obligation to return to us a number of shares equal to the number of shares received upon the exercise of an option within the prior twelve month period, if the optionee (i) becomes an employee of any of our competitors or engages in any activity in competition with us without our express written consent, (ii) discloses any confidential information concerning us without our express written consent, or (iii) engages in any activity that would constitute grounds for termination of the employee's employment or service for "cause." These provisions are intended to discourage employees from breaching their confidential information obligations to us or seeking employment with our competitors.

ITEMS 5 and 8.

         The information incorporated by reference into Items 5 and 8 of the Schedule TO is amended and supplemented as follows:

                  The second paragraph of Section 10 (Interests of Directors and Officers; Transactions and Arrangements About the Options) is amended to read in its entirety as follows:

                  As of June 1, 2001, our executive officers and non-employee directors (13 persons) as a group held options outstanding under our stock option plan to purchase a total of 1,967,020 shares of our common stock. This represented approximately 54% of the shares subject to all options outstanding under the stock option plan as of that date. Of the options held by these persons under our stock option plan, options to purchase a total of 1,878,354 shares of common stock are eligible for exchange under the offer. Our executive officers and directors may participate in the offer and exchange.

                  A new paragraph has been added after the second paragraph of
         Section 10 that reads in its entirety as follows:

                   During the period May 10, 2001 through May 30, 2001, options to purchase an aggregate of 240,000 shares of common stock, at exercise prices ranging from $2.47 per share to $3.25 per share were granted to James Agnello, our Vice President and Chief Financial Officer; Hal Krisbergh, the Chairman of the Board of Directors and our Chief Executive Officer; Peter Mondics, our Senior Vice President and General Manager - TV Gateway; Jefferson Morris, a
          member of our Board of Directors; and Richard Westerfer, our Senior Vice President of Operations. These options were granted pursuant to a short-term program to incentivize executives and directors to purchase our common stock in the open market. Pursuant to this program, executive officers and directors were granted four options for each share of common stock they purchased.

                  The second paragraph of Section 10 is now the third paragraph, and has been revised to read in its entirety as follows:

                  Other than as stated above, neither WorldGate nor, to our knowledge, any executive officer, director, affiliate or subsidiary of WorldGate, has affected any transaction in options to purchase our common stock during the past 60 days.

ITEM 12.  EXHIBITS.


     EXHIBIT          DESCRIPTION
     NO.

     (a)      (1)     WorldGate Communications, Inc. Employee Stock Option
                      Exchange Offer Memorandum.

              (2)     Form of Option Exchange Election.

              (3)     Form of Change of Election.

              (4) Letter to WorldGate Communications, Inc. Optionees, dated June 25, 2001.*

              (5) E-mail message to WorldGate Communications, Inc. Optionees, dated June 11, 2001.*


              (6) WorldGate Communications, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

              (7) WorldGate Communications, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

              (8) WorldGate Communications, Inc., Supplement No. 1 to Employee Stock Option Exchange Offer.

              (9)      Form of Letter to Tendering Option Holders

     (b)              Not applicable.

     (d)         (1)  WorldGate Communications, Inc. Amended and Restated
                      1996 Stock Option Plan (incorporated herein by reference to Exhibit 10.10 of WorldGate Communications, Inc.'s Annual Report on Form 10-K, filed with the SEC on April 2,
                      2001).

                 (2) Form of Option Agreement pursuant to WorldGate Communications, Inc. Amended and Restated 1996 Stock Option Plan.

     (g)              Not applicable

     (h)              Not applicable

                   *  Previously Filed
o

MISCELLANEOUS

         The second sentence of Section 17 (Forward Looking Statements) of the Exchange Offer Memorandum is amended to read in its entirety:

         These forward-looking statements involve risks and uncertainties that could cause our actual results, performance, or achievement to differ materially from those that may be contained in or implied by any forward-looking statement made by or on behalf of WorldGate.

         The last sentence of the first paragraph of Section 17 is deleted.

         The first sentence of the Form of Option Exchange Election, a copy of which was attached as Exhibit (a)(2) to the Schedule TO, is revised in its entirety to read as follows:

         I hereby elect to exchange the eligible options listed below for replacement options on the terms and conditions set forth in the foregoing WorldGate Communications, Inc. Employee Stock Option Exchange Offer Memorandum, which I have received.

         The sentence of the Form of Change of Election, a copy of which was attached as Exhibit (a)(3) to the Schedule TO, that reads: "I have read and understand all of the terms and conditions of the offer to exchange options." is hereby deleted.

         Section 13 of the Form of Option Agreement pursuant to WorldGate Communications, Inc Amended and Restated 1996 Stock Option Plan, a copy of which was attached as Exhibit (d)(2) to the Schedule TO is revised in its entirety to read as follows:

         FORFEITURE OF UNEXERCISED OPTIONS; RETURN OF OPTION GAIN, AND GAIN ON SALE OF SHARES.

         Notwithstanding any other provision of the Plan or this Agreement, if during the term of the Grantee's employment or service to the Company (or any parent or subsidiary of the Company) and for a period of one year thereafter, the Grantee (i) becomes an employee of a competitor of the Company or engages in any activity in competition with the Company without the Company's express written consent, (ii) discloses any confidential information concerning the Company without the Company's express written consent, or (iii) engages in any activity that would constitute grounds for termination of the Grantee's employment or service for "cause," then the Company shall require the Grantee to (a) forfeit all unexercised options then held by the Grantee, and (b) with respect to any portion of this option which has been exercised within the twelve month period prior to the occurrence of any of the events described in (i) through (iii) above, promptly return to the Company a number of Shares equal to the number of Shares acquired upon exercise of this Option.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               /S/ Hal M. Krisbergh
            --------------------------------------------------------
                                   (Signature)

                   Hal M. Krisbergh, Chief Executive Officer
 -----------------------------------------------------------------------------
                                (Name and title)

                                  JULY 16, 2001
              ----------------------------------------------------
                                     (Date)

                                    EXHIBITS


     EXHIBIT NO.      DESCRIPTION

     (a)      (1)     WorldGate Communications, Inc. Employee Stock Option
                      Exchange Offer Memorandum.

              (2)     Form of Option Exchange Election.

              (3)     Form of Change of Election.

              (4) Letter to WorldGate Communications, Inc. Optionees, dated June 25, 2001.*

              (5) E-mail message to WorldGate Communications, Inc. Optionees, dated June 11, 2001.*

              (6) WorldGate Communications, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

              (7) WorldGate Communications, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

              (8) WorldGate Communications, Inc., Supplement No. 1 to Employee Stock Option Exchange Offer.

              (9)     Form of Letter to Tendering Option Holders

     (d)      (1)     WorldGate Communications, Inc. Amended and Restated
                      1996 Stock Option Plan (incorporated herein by reference to Exhibit 10.10 of WorldGate Communications, Inc.'s
                      Annual Report on Form 10-K, filed with the SEC on April 2,
                      2001).

              (2) Form of Option Agreement pursuant to WorldGate Communications, Inc. Amended and Restated 1996 Stock Option Plan.

                *     Previously Filed